                                                                    EXHIBIT 99.1



                            (GERDAU AMERISTEEL LOGO)


             GERDAU AMERISTEEL ANNOUNCES SECOND QUARTER 2005 RESULTS

TAMPA, FL, AUGUST 3, 2005 -- Gerdau Ameristeel Corporation (NYSE: GNA; TSX:
GNA.TO) today reported net income of $74.3 million, or $0.24 per share fully diluted, on net sales of $961.1 million for the quarter ended June 30, 2005, compared to a net income of $105.5 million, or $0.48 per share fully diluted, on net sales of $733.8 million for the quarter ended June 30, 2004. For the six months ended June 30, 2005, Gerdau Ameristeel reported net income of $152.9 million, or $0.50 per share fully diluted, on net sales of $2.0 billion, compared to a net income of $127.0 million, or $0.60 per share fully diluted, on net sales of $1.4 billion for the six months ended June 30, 2004. EBITDA for the June quarter of 2005 was $159.2 million and $310.7 million for the six months ended June 30, 2005, compared to EBITDA for the June quarter of last year of $168.8 million and $228.0 million for the six months ended June 30, 2004.

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product minimills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. When comparing the 2005 results of the Company to 2004, it should be noted that the quarter and six months ended June 30, 2005 include the results of the acquired minimills and downstream facilities

Included in Selling, General and Administrative expense for the June quarter of 2005 and for the six months ended June 30, 2005 is non-cash pretax expense reversal of $6.5 million and $7.5 million, respectively, to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements compared to a non-cash pretax expense of $1.7 million and $3.6 million for the quarter and six months ended June 30, 2004.

On August 2, 2005, the Board of Directors approved a quarterly cash dividend of $0.02 (two US$ cents) per common share, payable September 2, 2005 to shareholders of record at the close of business on August 16, 2005.

The following table summarizes Gerdau Ameristeel's results for the second quarter of 2005 compared to the results for the second quarter of 2004. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP).

                                                      FOR THE QUARTER ENDED
                                                 -------------------------------
                                                 June 30, 2005     June 30, 2004
                                                 -------------     -------------
Income Statement ($000's except EPS)
   Net sales                                       $ 961,076         $ 733,774
   Operating income                                  102,817           136,244
   Net income                                         74,325           105,466
   EBITDA                                            159,153           168,799
   EPS - Basic                                     $    0.24         $    0.48
   EPS - Diluted                                   $    0.24         $    0.48
   Average shares outstanding (000's) (note 1)       304,235           220,340

                                             June 30, 2005     December 31, 2004
                                             -------------     -----------------
Balance Sheet ($000's except share price)
   Working capital                             $  928,723           $  856,044
   Total debt                                     522,382              523,977
   Book value                                   1,456,880            1,364,764
   Market capitalization                        1,284,093            2,055,230
   Share price (note 2)                        $     4.22           $     6.76

Notes:  (1) On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 15, 2004, the Company issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A., and on November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000.

        (2) Share price is the closing price on the New York Stock Exchange on June 30, 2005, and December 31, 2004, respectively.


Excluding joint ventures, the Company shipped 1.6 million tons of finished steel in the three months ended June 30, 2005, an increase of 23.3% over the second quarter of 2004. Average mill prices increased $16 per ton, or 3.1%, compared to the second quarter in 2004. Scrap raw material costs increased $9 per ton, or 5.8%, compared to the second quarter of 2004, partially offsetting the mill price increases. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $6 per ton, or 1.9%, compared to the second quarter last year. Mill manufacturing costs were $231 per ton in the second quarter of 2005 compared to $192 per ton in the second quarter of 2004 reflecting increased yield costs due to higher scrap prices, higher energy and other raw material prices, and the stronger Canadian dollar. Fabricated steel prices increased $142 per ton compared to the second quarter of the prior year.



The following table summarizes Gerdau Ameristeel's results for the six months ended June 30, 2005 compared to the results for the six months ended June 30, 2004. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP).

                                                    FOR THE SIX MONTHS ENDED
                                                 -------------------------------
                                                 June 30, 2005     June 30, 2004
                                                 -------------     -------------
Income Statement ($000's except EPS)
   Net sales                                      $ 1,963,613       $ 1,352,727
   Operating income                                   197,349           174,947
   Net income                                         152,897           126,971
   EBITDA                                             310,695           227,958
   EPS - Basic                                    $      0.50       $      0.61
   EPS - Diluted                                  $      0.50       $      0.60
   Average shares outstanding (000's) (note 1)        304,173           209,246

                                             June 30, 2005     December 31, 2004
                                             -------------     -----------------
Balance Sheet ($000's except share price)
   Working capital                            $   928,723         $   856,044
   Total debt                                     522,382             523,977
   Book value                                   1,456,880           1,364,764
   Market capitalization                        1,284,093           2,055,230
   Share price (note 2)                       $      4.22         $      6.76

Notes:  (1) On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 15, 2004, the Company issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A., and on November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000.


        (2) Share price is the closing price on the New York Stock Exchange on June 30, 2005, and December 31, 2004, respectively.


Excluding joint ventures, the Company shipped 3.2 million tons of finished steel in the six months ended June 30, 2005, an increase of 21.1% over the six months ended June 30, 2004. Average mill prices increased $81 per ton, or 18.3%, compared to the six months ended June 30, 2004. Scrap raw material costs increased $15 per ton, or 9.0%, compared to the six months ended June 30, 2004, partially offsetting the mill price increases. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $66 per ton, or 23.9%, compared to the six months ended June 30, 2004. Mill manufacturing costs were $235 per ton for the six months ended June 30, 2005 compared to $192 per ton for the six months ended June 30, 2004 reflecting increased yield costs due to higher scrap prices, higher energy and other raw material prices, and the stronger Canadian dollar. Fabricated steel prices increased $175 per ton compared to the six months ended June 30, 2004.

JOINT VENTURE RESULTS (50% SHARE OWNED BY GERDAU AMERISTEEL)

The following table summarizes the results of the Company's 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc.


                                 THREE MONTHS ENDED         SIX MONTHS ENDED
                               -----------------------   -----------------------
                                JUNE 30,     JUNE 30,     JUNE 30,     JUNE 30,
                                  2005         2004         2005         2004
                               ----------   ----------   ----------   ----------
Tons Shipped                     173,516      188,034      367,526      379,566

Operating Income ($ 000)          23,422       36,867       54,907       47,134
Net Income ($ 000)                23,406       36,184       55,084       45,695
EBITDA ($ 000)                    25,688       39,225       59,748       51,858

                                  $/TON        $/TON        $/TON        $/TON
                                 -------      -------      -------      -------

Average Selling Price             562.46       565.91       600.71       477.57
Scrap Charged                     238.58       166.82       260.52       170.62
                                 -------      -------      -------      -------

Metal Spread                      323.88       399.09       340.19       306.95

Operating Income                  134.98       196.07       149.40       124.18
EBITDA                            148.04       208.61       162.57       136.62


For the three months ended June 30, 2005, Gerdau Ameristeel's consolidated operating income was $102.8 million and the operating income of the joint ventures was $23.4 million. Based on 1.7 million tons of finished steel shipped, the composite operating income was $72 per ton for the second quarter of 2005. For the three months ended June 30, 2004, Gerdau Ameristeel's consolidated operating income was $136.2 million and the operating income of the joint ventures was $36.9 million. Based on 1.5 million tons of finished steel shipped, the composite operating income was $119 per ton for the second quarter of 2004.

For the six months ended June 30, 2005, Gerdau Ameristeel's consolidated operating income was $197.3 million and the operating income of the joint ventures was $54.9 million. Based on 3.5 million tons of finished steel shipped, the composite operating income was $72 per ton for the six months ended June 30, 2005. For the six months ended June 30, 2004, Gerdau Ameristeel's consolidated operating income was $174.9 million and the operating income of the joint ventures was $47.1 million. Based on 3.0 million tons of finished steel shipped, the composite operating income was $74 per ton for the six months ended June 30, 2004.

CEO COMMENTS

Phillip Casey, Chairman and CEO of Gerdau Ameristeel, commented:

"The second quarter was highlighted by the successful execution of well considered senior management succession plans. On June 1, 2005, the Gerdau Ameristeel Board appointed Mario Longhi, a former Alcoa senior executive, to the position of President. The Board anticipates that Mr. Longhi will be elected to the Board in due course and succeed to the CEO position by year end 2005. Phillip Casey will remain as Chairman and together with Mr. Longhi, plans to drive the Company to growth through acquisition, sustained profitability and enhanced shareholder value.

The Company remains cautiously optimistic for the second half of 2005 and is hopeful that the union issues at the Beaumont wire rod mill will be successfully resolved. The wire rod market continues to be depressed by low priced imports, but demand for most bar products, particularly rebar, remains firm and margins continue to provide an opportunity to earn acceptable returns. The profitability of the Company's downstream fabricating business continues to strengthen and is reflected in a well-priced, high volume order backlog. After slower demand, high inventories and deteriorating spreads in the first half of 2005, Gallatin's order book for hot rolled carbon sheet has shown increasing activity in recent weeks."


NOTICE OF CONFERENCE CALL

Gerdau Ameristeel invites you to listen to a live broadcast of its second quarter conference call on Wednesday, August 3, 2005, at 3 pm EDT. The call will be hosted by Phillip Casey, Chairman and CEO, Mario Longhi, President, and Tom Landa, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com. Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.


ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities and 42 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or "OEMs") for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income is shown below:


                                                    FOR THE THREE MONTHS ENDED
                                                 -------------------------------
                                                 June 30, 2005     June 30, 2004
                                                 -------------     -------------
($000s)
   Net income                                      $  74,325         $ 105,466
   Income tax expense                                 36,502            55,879
   Interest and other expense on debt                 15,915            10,039
   Depreciation and amortization                      25,817            19,599
   Earnings from joint ventures                      (23,406)          (36,184)
   Cash distribution from joint ventures              30,000            14,000
                                                   ---------         ---------
   EBITDA                                          $ 159,153         $ 168,799
                                                   =========         =========

                                                     FOR THE SIX MONTHS ENDED
                                                 -------------------------------
                                                 June 30, 2005     June 30, 2004
                                                 -------------     -------------
($000s)
   Net income                                      $ 152,897         $ 126,971
   Income tax expense                                 73,122            63,689
   Interest and other expense on debt                 27,371            28,059
   Depreciation and amortization                      51,986            39,135
   Earnings from joint ventures                      (55,084)          (45,695)
   Cash distribution from joint ventures              60,403            15,799
                                                   ---------         ---------
   EBITDA                                          $ 310,695         $ 227,958
                                                   =========         =========


This news release contains certain "forward-looking" statements with respect to Gerdau Ameristeel's operations and future financial results. Actual results may vary from expected results due to numerous risks and uncertainties identified in filings made by the Company with securities regulatory authorities. Although the Company believes that its statements are based on reasonable assumptions there can be no assurance that future events will not affect their accuracy.


FOR MORE INFORMATION PLEASE CONTACT:

Phillip E. Casey                      Tom J. Landa
Chairman and Chief Executive Officer  Vice President and Chief Financial Officer
Gerdau Ameristeel                     Gerdau Ameristeel
(813) 207-2225                        (813) 207-2300
pcasey@gerdauameristeel.com           tlanda@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

              THE INFORMATION IN THIS TABLE EXCLUDES JOINT VENTURES

                                                       FOR THE THREE MONTHS ENDED
                                           ---------------------------------------------------
                                                JUNE 30, 2005               JUNE 30, 2004
                                           -----------------------     -----------------------
PRODUCTION                                     TONS                        TONS
                                           -------------               -------------
   Melt Shops                                1,611,557                   1,398,925
   Rolling Mills                             1,557,853                   1,317,028

FINISHED STEEL SHIPMENTS                       TONS            %           TONS            %
                                           -------------    ------     -------------    ------
   Rebar                                       369,508        24%          326,292        26%
   Merchant / Special Sections                 753,562        48%          541,924        43%
   Rod                                         165,247        10%          200,172        15%
   Fabricated Steel                            280,589        18%          204,269        16%
                                             ---------       ----        ---------       ----
      Total Shipments                        1,568,906       100%        1,272,657       100%

SELLING PRICES                                 $/TON                       $/TON
                                           -------------               -------------
   Mill external shipments                      515.44                      499.71
   Fabricated steel shipments                   707.81                      565.63

SCRAP CHARGED                                   171.75                      162.32

METAL SPREAD (SELLING PRICE LESS SCRAP)
   Mill external shipments                      343.69                      337.39
   Fabricated steel shipments                   536.06                      403.31

Mill manufacturing cost                         231.49                      191.67


OPERATING INCOME                                 65.53                      107.05

EBITDA                                          101.44                      132.64

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

              THE INFORMATION IN THIS TABLE EXCLUDES JOINT VENTURES

                                                         FOR THE SIX MONTHS ENDED
                                           ---------------------------------------------------
                                                JUNE 30, 2005               JUNE 30, 2004
                                           -----------------------     -----------------------
PRODUCTION                                     TONS                        TONS
                                           -------------               -------------
   Melt Shops                                3,183,314                   2,774,695
   Rolling Mills                             3,089,867                   2,593,140

FINISHED STEEL SHIPMENTS                       TONS            %           TONS            %
                                           -------------    ------     -------------    ------
   Rebar                                       718,436        23%          698,220        27%
   Merchant/Special Sections                 1,513,883        48%        1,144,321        44%
   Rod                                         391,050        12%          397,270        15%
   Fabricated Steel                            531,729        17%          365,822        14%
                                             ---------       ----        ---------       ----
      Total Shipments                        3,155,098       100%        2,605,633       100%

SELLING PRICES                                 $/TON                       $/TON
                                           --------------              --------------
   Mill external shipments                      526.05                      444.80
   Fabricated steel shipments                   709.35                      533.91

SCRAP CHARGED                                   182.95                      167.84

METAL SPREAD (SELLING PRICE LESS SCRAP)
   Mill external shipments                      343.10                      276.96
   Fabricated steel shipments                   526.40                      366.07

Mill manufacturing cost                         234.54                      191.66

OPERATING INCOME                                 62.55                       67.14

EBITDA                                           98.47                       87.49

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

                                                         JUNE 30,      DECEMBER 31,
                                                           2005            2004
                                                        -----------    ------------
                                                        (UNAUDITED)
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                             $  101,129      $   88,132
   Restricted cash and cash equivalents                         465             465
   Short-term investments                                    53,000              --
   Accounts receivable, net                                 389,022         360,379
   Inventories                                              786,762         853,155
   Deferred tax assets                                        8,754           8,754
   Other current assets                                      16,224          28,808
                                                         ----------      ----------
      TOTAL CURRENT ASSETS                                1,355,356       1,339,693

INVESTMENTS                                                 172,359         177,795
PROPERTY, PLANT AND EQUIPMENT                               931,166         919,862
GOODWILL                                                    122,716         122,716
DEFERRED FINANCING COSTS                                     12,320          13,616
DEFERRED TAX ASSETS                                           7,355           8,234
OTHER ASSETS                                                    465             107
                                                         ----------      ----------
TOTAL ASSETS                                             $2,601,737      $2,582,023
                                                         ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                                      $  285,897      $  295,001
   Accrued salaries, wages and employee benefits             65,288          56,428
   Accrued interest                                          20,694          21,071
   Other current liabilities                                 53,478          54,715
   Acquisition liability                                         --          51,790
   Current portion of long-term borrowings                    1,276           4,644
                                                         ----------      ----------
      TOTAL CURRENT LIABILITIES                             426,633         483,649

LONG-TERM BORROWINGS, LESS CURRENT PORTION                  432,683         432,823
CONVERTIBLE DEBENTURES                                       88,423          86,510
ACCRUED BENEFIT OBLIGATIONS                                 101,199         107,174
OTHER LIABILITIES                                            57,200          68,325
DEFERRED TAX LIABILITIES                                     38,719          38,778
                                                         ----------      ----------
TOTAL LIABILITIES                                         1,144,857       1,217,259
                                                         ----------      ----------
SHAREHOLDERS' EQUITY
   Capital stock                                          1,009,658       1,008,511
   Retained earnings                                        409,990         311,853
   Accumulated other comprehensive income                    37,232          44,400
                                                         ----------      ----------
TOTAL SHAREHOLDERS' EQUITY                                1,456,880       1,364,764
                                                         ----------      ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $2,601,737      $2,582,023
                                                         ==========      ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                     THREE MONTHS ENDED             SIX MONTHS ENDED
                                                 --------------------------    --------------------------
                                                   JUNE 30,       JUNE 30,       JUNE 30,       JUNE 30,
                                                    2005           2004           2005           2004
                                                 -----------    -----------    -----------    -----------
NET SALES                                        $   961,076    $   733,774    $ 1,963,613    $ 1,352,727

OPERATING EXPENSES
   Cost of sales                                     805,960        556,288      1,662,973      1,097,545
   Selling and administrative                         25,106         22,779         51,184         43,819
   Depreciation                                       25,171         18,973         50,693         37,887
   Other operating expense (income)                    2,022           (510)         1,414         (1,471)
                                                 -----------    -----------    -----------    -----------
                                                     858,259        597,530      1,766,264      1,177,780
                                                 -----------    -----------    -----------    -----------

INCOME FROM OPERATIONS                               102,817        136,244        197,349        174,947

EARNINGS FROM JOINT VENTURES                          23,406         36,184         55,084         45,695
                                                 -----------    -----------    -----------    -----------
INCOME  BEFORE OTHER EXPENSES AND INCOME TAXES       126,223        172,428        252,433        220,642

OTHER EXPENSES

   Interest, net                                      15,915         10,039         27,371         28,059
   Foreign exchange (gain) loss                       (1,165)           418         (2,250)           675
   Amortization of deferred financing costs              646            626          1,293          1,248
                                                 -----------    -----------    -----------    -----------
                                                      15,396         11,083         26,414         29,982
                                                 -----------    -----------    -----------    -----------

INCOME BEFORE INCOME TAXES                           110,827        161,345        226,019        190,660

INCOME TAX EXPENSE                                    36,502         55,879         73,122         63,689
                                                 -----------    -----------    -----------    -----------
NET INCOME                                       $    74,325    $   105,466    $   152,897    $   126,971
                                                 ===========    ===========    ===========    ===========
EARNINGS PER COMMON SHARE - BASIC                $      0.24    $      0.48    $      0.50    $      0.61
EARNINGS PER COMMON SHARE - DILUTED              $      0.24    $      0.48    $      0.50    $      0.60

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$  in thousands)
(Unaudited)

                                                                 THREE MONTHS ENDED         SIX MONTHS ENDED
                                                               ----------------------    ----------------------
                                                                JUNE 30,     JUNE 30,     JUNE 30,     JUNE 30,
                                                                  2005         2004         2005         2004
                                                               ---------    ---------    ---------    ---------
OPERATING ACTIVITIES
Net income                                                     $  74,325    $ 105,466    $ 152,897    $ 126,971
Adjustment to reconcile net income to net cash provided
by operating activities:
   Depreciation                                                   25,171       18,973       50,693       37,887
   Amortization                                                      646          626        1,293        1,248
   Deferred income taxes                                            (831)      33,891         (745)      38,032
   Income from joint ventures                                    (23,406)     (36,184)     (55,084)     (45,695)
   Distributions from Joint Ventures                              30,000       14,000       60,403       15,799

Changes in operating assets and liabilities, net
of acquisitions:
   Accounts receivable                                            37,442      (13,051)     (30,219)    (102,336)
   Inventories                                                    18,379      (38,960)      62,619      (75,326)
   Other assets                                                    1,304        2,094        9,471        1,042
   Liabilities                                                   (65,467)     (19,669)     (14,034)      53,989
                                                               ---------    ---------    ---------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                         97,563       67,186      237,294       51,611

INVESTING ACTIVITIES
   Additions to property, plant and equipment                    (35,662)     (15,217)     (64,900)     (26,429)
   Acquisitions                                                       --           --      (49,654)     (11,127)
   Purchases of short-term investments                           (14,850)          --      (53,000)          --
                                                               ---------    ---------    ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES                            (50,512)     (15,217)    (167,554)     (37,556)

FINANCING ACTIVITIES
   Proceeds from issuance of new debt                                 --           --           --       25,000
   Payments on term loans                                         (2,566)         (54)      (3,822)        (358)
   Senior Secured Credit Facility borrowings                          --          174           --       31,609
   Senior Secured Credit Facility payments                            --     (149,395)          --     (161,323)
   Cash dividends                                                (48,677)          --      (54,760)          --
   Proceeds from issuance of employee stock purchases                149          170        1,147          365
   Proceeds from the issuance of common stock                         --       97,889           --       97,889
                                                               ---------    ---------    ---------    ---------
NET CASH USED IN FINANCING ACTIVITIES                            (51,094)     (51,216)     (57,435)      (6,818)
                                                               ---------    ---------    ---------    ---------
Effect of exchange rate changes on cash and cash equivalents       2,347         (155)         692         (301)
                                                               ---------    ---------    ---------    ---------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                  (1,696)         598       12,997        6,936

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                 102,825       16,288       88,132        9,950
                                                               ---------    ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $ 101,129    $  16,886    $ 101,129    $  16,886
                                                               =========    =========    =========    =========

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